News Release	NYSE-AMEX, TSX Symbol: NG

Donlin Creek LLC Initiates Feasibility Revision for Natural Gas Pipeline

May 5, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced that a feasibility study revision has been initiated at the Donlin Creek gold project to consider the construction and operation of a natural gas pipeline to supply project power. Donlin Creek is owned and managed by Donlin Creek LLC ("DCLLC"). DCLLC is owned equally by NovaGold Resources Alaska, Inc. and Barrick Gold U.S. Inc.

The 2009 project feasibility study estimated Donlin Creek’s total cash costs for the first full 5 years of operation at US$394/oz using a combination of diesel and wind as the source of on-site power generation. DCLLC has since completed preliminary optimization studies to evaluate the potential of bringing a source of natural gas to the project. Based on these studies, DCLLC has determined that using natural gas to generate on-site power may result in a reduction of power costs, which represent approximately 25% of the projected total operating costs at Donlin Creek under the 2009 feasibility study.

DCLLC is considering the construction of an underground 12-inch pipeline approximately 525 kilometers (325 miles) from the upper Cook Inlet area to the proposed Donlin Creek mine site. Gas from the pipeline would be used to produce electricity at site. The capital cost of the pipeline could be partially offset by cost savings from elimination of the wind cogeneration facility, the potential for a shorter access road and a significant reduction in requirements for diesel storage, with some additional cost reduction opportunities. The potential impact of the pipeline option on capital and operating costs will be addressed in a revision to the project feasibility study.

DCLLC has approved a supplemental budget for 2010 of US$18.7 million (NovaGold’s share: US$9.35 million) bringing the total 2010 budget to US$47 million. The 2010 work program will complete the majority of the environmental and engineering studies required to review the pipeline option and revise the feasibility study and mine plan based on on-site power generation using gas. The pipeline studies and feasibility revision will take 12 to 18 months to complete. DCLLC will consult with stakeholders as these studies proceed and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. NovaGold anticipates that DCLLC will file permit applications for the Donlin Creek project by the end of 2011.

"A natural gas pipeline has the potential to significantly improve operating costs and reduce operating risk," said Rick Van Nieuwenhuyse, President & CEO of NovaGold. "We look forward to working with Barrick and our Alaskan Native partners to advance the Donlin Creek project through permitting and toward a construction decision."

About the Donlin Creek Project

Located in northwest Alaska, Donlin Creek is one of the largest known undeveloped gold deposits in the world, with proven and probable reserves estimated at 33.6 million ounces of contained gold with an additional 4.3 million ounces of measured and indicated gold resources and 4.4 million ounces of inferred gold resources. Additional exploration potential remains in the Donlin Creek district. DCLLC continues to review the mine plan in light of prevailing gold prices. The 2009 feasibility study outlined the parameters for a mine estimated to produce more than one million ounces of gold annually for at least 25 years. These production levels would make Donlin Creek one of the world’s largest gold-producing mines. The complete Donlin Creek mineral reserve and resource estimate is included in the attached Appendix. Kevin Francis, P.Geo., Vice President Technical Services of NovaGold and a qualified person as defined by National Instrument 43-101, has reviewed the technical information contained within this press release.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold recently purchased a 100% interest in the Ambler property in Alaska, and owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits near Nome, Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by email at info@novagold.net.

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NovaGold Contacts

Rhylin Bailie
Director, Corporate & Investor Relations
604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements about estimated capital and operating costs at Donlin Creek and the effects of alternative sources of power on those costs, the timing and results of feasibility studies and of applications for government permits and approvals, the timing and amounts of production, and NovaGold’s future operating or financial performance, are forward-looking statements. Estimates of reserves and resources may also be deemed to be forward-looking statements because they involve estimates based on certain assumptions and projections of the mineralization that would be encountered if a deposit is developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold in the exploration and development of the Donlin Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, and unanticipated variation in geological structures, ore grades or recovery rates; uncertainties in estimating capital and operating costs and the possibility of unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2009, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Appendix - Donlin Creek Mineral Reserve/Mineral Resource Estimate

The Donlin Creek mineral reserve/mineral resource estimate was updated in March 2010 by an independent engineering firm under the supervision of the Donlin Creek LLC using a gold price of US$825/oz. NovaGold’s 50% interest totals 16.8 million ounces of gold reserves, with an additional 2.1 million ounces of measured and indicated gold resources and 2.2 million ounces of inferred gold resources.

The updated mineral reserve/mineral resource estimate incorporated results from 62 new drill holes totaling 25,094 meters for a total of 1,740 drill holes totaling 370,000 meters. The new pit model uses similar parameters to the resource model used in the 2009 Donlin Creek feasibility study. As per National Instrument 43-101 – Standard Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System, the Donlin Creek mineral reserve/mineral resource estimates are as follows:

Donlin Creek Mineral Reserve Estimate(1)(2)

	Tonnes	Gold	Contained Gold
Class	(Millions)	(g/t)	(M ozs)
Proven	7.0	2.46	0.55
Probable	460.7	2.23	33.04
Total	467.7	2.23	33.59

(1) Effective March 12, 2010. Mineral reserves are reported to a gold price of $825/oz.

(2) Mineral reserves are reported on a 100% basis. NovaGold and Barrick Gold U.S. Inc. each own 50% of the Donlin Creek project.

Donlin Creek Mineral Resource Estimate(1)(2)

	Tonnes	Gold	Contained Gold
Resource Category	(Millions)	(g/t)	(M ozs)
Measured	0.2	6.61	0.04
Indicated	39.6	3.34	4.25
Measured + Indicated	39.8	3.36	4.29
Inferred	58.4	2.35	4.41

(1) Effective March 12, 2010. Measured and indicated resources are exclusive of proven and probable reserves and reported to a gold price of $900/oz. Mineral resources are reported on a 100% basis. NovaGold and Barrick Gold U.S. Inc. each own 50% of the Donlin Creek project.

(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. See "Cautionary Note Regarding Reserve and Resource Estimates".

Mineral reserves and mineral resources for Donlin Creek have been estimated using a long-term gold price assumption of $825/oz and $900/oz, respectively. Mineral resources have been classified using criteria appropriate under the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves by application of a net smelter return based cut-off grade which incorporated mining and recovery parameters, and constraint of the resources to a pit shell based on commodity prices. Mineral reserves were estimated based on a series of Lerchs-Grossmann pit shells, established following a number of throughput rationalization studies. The pit shell considered measured and indicated resources only. Flotation recoveries in the pit optimization varied by rock type, domain and degree of oxidation, and averaged 89.3%.

The new mineral reserve estimate represents a 15% increase over the 29.3 million ounce mineral reserve estimate contained in the feasibility study approved by Barrick and NovaGold in May 2009, and is based on the inclusion of additional drilling and an increase in long-term gold price assumptions from those used in 2009. The increase in mineral reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the feasibility study that was approved by the Donlin Creek LLC in 2009. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material.

NovaGold’s complete reserve/resource table and technical reports for each project are available at www.novagold.net.